SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Asia Pacific Wire & Cable Corporation Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0535E106

(CUSIP Number)

Jonathan Chia Croft, Manager

Lonsin Capital Limited

21 Bedford Square

London WC1B 3HH

UNITED KINGDOM

+44 20 3829 6880

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 25, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G0535E106

1.	Name of Reporting Persons: Lonsin Capital Limited I.R.S. Identification No. of Above Persons (entities only) NA
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United Kingdom
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 615,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 615,978
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 4.46%
14.	Type of Reporting Person IA

CUSIP No. G0535E106

1.	Name of Reporting Persons: Jonathan Croft I.R.S. Identification No. of Above Persons (entities only) NA
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United Kingdom
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 615,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 615,978
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 4.46%
14.	Type of Reporting Person IN

CUSIP No. G0535E106

1.	Name of Reporting Persons: Marco Elser I.R.S. Identification No. of Above Persons (entities only) NA
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 615,978
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 615,978
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 615,978
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 4.46%
14.	Type of Reporting Person IN

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 9, 2016 (the “Schedule 13D”), by Lonsin Capital Limited, Jonathan Croft, Marco Elser (collectively, “Lonsin”, the “Reporting Persons”), and relates to the common shares, par value $0.01 per share, of Asia Pacific Wire & Cable Corporation Limited, a Bermuda corporation (the “Issuer”). The address of the Issuer’s principal office is 7/Fl B, No. 132, Sec 3, Min-Sheng East Road, Taipei 105, Taiwan, Republic of China.

All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented by this Amendment, the Schedule 13D is unmodified. This Amendment constitutes an exit filing of the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

Affiliates of Lonsin have lowered their exposure to the company to re-equilibrate their portfolio of investments.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

Lonsin, by virtue of its ability to vote and dispose of the common shares held by accounts which it manages, and each of Mr. Croft and Mr. Elser, by virtue of his position as a manager of Lonsin with the right to vote and dispose of the common shares held in such accounts, has beneficial ownership of 615,978 common shares.

Of the shares in accounts managed by Lonsin:

(a)	Lonsin Global Credit Fund, an affiliate of Lonsin, owns 222,341 shares, or 1.6% of the issued and outstanding common shares. Mr. Croft and Mr. Elser, as managers of this fund, have the joint right to vote and dispose of the common shares owned by the fund, and thereby also beneficially own the shares owned by the fund;

(b)	Mr. Elser and Elser and Co., of which Mr. Elser has the right to vote and dispose of the shares, own 33,400 common shares (0.2%) and 94,000 shares (0.7%) and thereby also beneficially owns these shares.

(c)	Mr. Croft owns 10,000 common shares (less than 0.1%) in his own name and thereby also beneficially owns such shares.

During the 60 days prior to the date of this filing, the accounts managed by Lonsin disposed and acquired the following shares at the following prices:

Date	Shares	Price
September 24, 2020	-50,000	1.47
September 24, 2020	50,000	1.254
September 25, 2020	-114,877	1.70

Affiliates of Lonsin have ceased to be the beneficial owners of more than five percent of the Company’s Common Stock based on the number of shares of Common Stock outstanding as reported by the Company as of December 31, 2019.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete, and correct.

LONSIN CAPITAL LIMITED

September 28, 2020	By:	/s/ Jonathan Croft
Jonathan Croft, Manager

September 28, 2020		/s/ Jonathan Croft
Jonathan Croft

September 28, 2020		/s/ Marco Elser
Marco Elser